Exhibit 99.1

Team Respecting the Government Actions Required in Preparation for Conclusion of the Dead Sea Concession Period

Final Report

January 2019

Translation from Hebrew for Convenience Purposes Only

Preface

The Team respecting “the government actions required in preparation of conclusion of the Dead Sea concession period” was established based on the conclusions of the Committee for Examination of the Government Take Received for Private Use of National Natural Resources (hereinafter: the “Sheshinski 2 Committee”).[1] This, in light of the concerns that arose in the course of the Committee’s discussions, whereby the lack of certainty regarding the future of the Dead Sea concession following its expiration in 2030 makes it difficult to manage an effective investment policy from a long-term perspective.

The Dead Sea and its surroundings are natural resources belonging to public and held by the State in favor of the public under a “public trust”.[2] The State must safeguard these natural resources and utilize them in a fashion that serves the public interest. Based on this starting point, the ultimate goal the Team has set itself when formulating its recommendations was to “maximize the economic value of the Dead Sea while incorporating social and environmental values”.

In order to achieve this ultimate goal, the Team examined a broad variety of data respecting the Dead Sea and the resource extraction activities carried out under the concession. The Team also reviewed in depth several alternatives of the manner of allocation of future rights in the Dead Sea. Based on its analysis of the entirety of such data and information, the Team has formulated its recommendations.

The Team’s recommendations are twofold: first, a series of guidelines, formed in light of the understanding of the unique circumstances relating to the Dead Sea concession; second, a series of recommended actions which that government should take in order to implement the said guidelines.

The Team recommends the establishment of several sub-teams that would perform an in-depth examination of the issues pursuant to this report, and act to execute the said actions which the government should take, as soon as possible, and as detailed below.

It should be noted that the Team’s recommendations are based, among other things, on the opinions of advisors Mr. Yarom Ariav (respecting “the Dead Sea concession – potential buyers’ analysis”) and Prof. Motti Perry (respecting “analysis of the competitive structure of economic activity in the Dead Sea and review of the optimal sale process”).

_______________

1 Committee for Examination of the Government Take Received for Private Use of National Natural Resources, Conclusions of the Committee’s Report (2014), at pp. 14-15.

2 State of Israel v. Dead Sea Works, Arbitration Award (Partial), dated May 19, 2014, at p. 1; AdminApp (Administrative) 2273/03 Azure Island General Partnership (Appellant in AdminApp 2273/03) v. Society for the Protection of Nature in Israel, Tak-Sup 2006 (4) 3390, 3404 (2006); Committee for Examination of the Government Take Received for Private Use of National Natural Resources, Legal Opinion, Attorney Avi Licht, Deputy Attorney General (Economic-Fiscal) – Appendix A of the Committee’s Report (2014), at pp. 4-5.

Translation from Hebrew for Convenience Purposes Only

(A)	Material issues underlying the recommendations
Over the course of the Team’s work several key data arose, having an impact on the Team’s recommendations as presented later on:
1.	The resource extraction activity generates hundreds of millions of ILS in revenue for the State, lucrative jobs for thousands of workers at the plants, and employment for thousands more, serving as suppliers (directly and indirectly) of the plants.[3]
2.	Alongside the great benefits, the activity also has negative impacts. According to ICL's reports to the Ministry of Environmental Protection, in order to extract the resources, Dead Sea plants pump (on the Israeli side) in the last 5 years about 210-230 million cubic meters (net) a year from the northern basin of the Dead Sea (Pumping deducting the flow back to the northern basin at the origin of Nahal Arava).[4] In so doing, the plants contribute to the decrease of the Dead Sea water level, which has numerous negative effects on the environment, in terms of injury to the landscape, the creation of sinkholes, the undermining of streams, and injury to nature reserves and infrastructures. Currently, the total deficit in the Dead Sea’s water balance amounts to about 700-800 million cubic meters per year, hence the pumping of water from the northern basin for purposes of the Dead Sea plants is not the main cause of the Dead Sea’s decreasing water level. Nonetheless, the more the sea level decreases, its salinity and density increase and the rate of evaporation declines, and thus the relative contribution of the plants’ water pumping to the decreasing water level is expected to rise and become more significant;[5] in addition, in case projects designed to decelerate the water level decrease rate, such as the Two Seas Conveyance project, are carried out in the future, this may also cause the relative contribution of the plants to the water level decrease to grow.
3.	The concession to extract resources from the Dead Sea (the “Concession”) was granted in 1961 to Dead Sea Works (“DSW”), which was, at the time, a government-owned company. The Concession was granted to DSW through a concession note, anchored in legislation under the Dead Sea Concession Law, 5721-1961 (the “Concession Law”). The Concession was extended through legislative amendment in 1986, and shall remain in effect until 2030. During the 1990s the Israeli government privatized Israel Chemicals Ltd., the parent company of DSW.

_________________

3 As a general indication of the economic benefits stemming from the resource extraction activity, it may be recalled that according to ICL’s financial statement for 2017, the operating profit of the Potash and Magnesium segment for the said year amounted to $282 million, and that of the Industrial Products segment (mainly bromine and products thereof) amounted to $303 million. It would be clarified that these segments also include economic activity that does not derive from the extraction of resources from the Dead Sea (including operations outside Israel), and yet it can be assumed that the majority of the profit does indeed stem from the activity based on the Dead Sea. To that should be added the indirect benefits, stemming as aforesaid from the operation of the plants in terms of employments and salaries.

4 Thus, according to ICL’s financial statement for 2017 (p. 102) – in 2017 ICL pumped about 420 million cubic meters from the northern basin of the Dead Sea, and at the end of the process discharged about 270 million cubic meters back into the Sea, so the “net” pumping amounted to about 150 million cubic meters. Aa similar estimation was presented before the Team by the Water Authority (“net” pumping, in the years 2002-2013, ranging between 140 and 170 million cubic meters per year); this, while the Geological Survey of Israel presented before the Team a slightly higher estimation (pumping of about 350 million cubic meters and discharge of about 160 million cubic meters.

5 Red Sea – Dead Sea Water Conveyance Study Program – Dead Sea Study, 2011.

Translation from Hebrew for Convenience Purposes Only

4.

Two sections of the concession note in the Concession Law refer to the conclusion of the concession period:

Section 24 of the concession note provides that, upon conclusion of the concession period, all tangible and fixed assets belonging to the concession-holder shall become the property of the government. The government must pay the concession-holder, in consideration thereof, the depreciated replacement value thereof, as is on the conclusion date. It would be noted that, at this stage, the administrative work respecting determination of such payment has yet to be completed. Under the concession note, calculation of the value of the assets must also take into account the state of maintenance thereof by the concession-holder, so as to prevent a situation wherein the government is paying for assets which are physically dilapidated or unusable. In addition, a smooth transfer is to be arranged, vis-à-vis ICL, of the assets unto the entity replacing it in operation of the Concession (insofar as it is a different entity). Section 24 further provides that in the final ten years of the concession period (i.e., as of 2020), governmental approval is required for all investments whose lifespan extends beyond 2030; this, among other things, on the background of the said beginning of the Section, whereby the government must pay for the concession-holder’s assets transferred unto the government.

Section 25 of the concession note provides:

“In case that upon expiration of the concession the government seeks to offer a new concession for the extraction of minerals, resources and chemicals from the Dead Sea to any person other than the concession holder, the government shall first offer such new concession to concession-holder, under terms no less favorable than those it intends to offer to any such other person.”

Each of the alternatives examined below takes into account the manner of implementation of this Section. This, among other things, in light of the language of the Section and the purpose of the Law, and in light of the principle of equality governing administrative law, and the duties of the State as public trustee of natural resources.

5.	Analysis of potential buyers to acquire the Dead Sea concession upon conclusion of the concession period indicates that there is a broad range of possible candidates. However, and for the sake of caution, the Team believes that one must also consider that the actual group of ‘natural’ candidates to make serious offers is in fact smaller, and includes chiefly international companies currently involved in the field of potash extraction.
6.	A theoretical analysis of the alternatives for carrying out a bidding process indicates that ICL’s considerable information advantage in connection with the activity for extraction of resources from the Dead Sea, alongside the advantage stemming from the existence of downstream industries owned by ICL, may cause other offers to be extremely cautious, as companies would hesitate to make offers higher or even identical to that made by ICL. In an extreme scenario, this could cause the bidding process to fail, i.e. the absence of any serious offers.

Translation from Hebrew for Convenience Purposes Only

7.

Until 2030, and particularly during the final years prior to the conclusion of the Concession, ICL’s extraction activities will be carried out under a cloud of uncertainty regarding the future. In light of this, concerns rise that this would adversely affect the investments and proper maintenance of the Concession on ICL’s part, in a manner that would adversely affect both its own revenues and the State’s revenues from the Concession, and undermine the value of the future Concession. This concern is limited, though, since the concession note obliges the concession-holder to act with proper diligence in operating the Concession. This obligation is also indicated by the general law applying to concession-holders. The State’s right, by virtue of the special state share, to receive information from the concession-holder, among other things in order to oversee the efficient development and utilization of the minerals and natural resources, allows the State additional oversight over fulfilment of this obligation. In addition, insofar as the current concession-holder is interested in continuing its operations even after expiration of the Concession (under a new license), it also has little interest in undermining the assets.

Details respecting these issues are provided in Appendixes A-E of this document:

Appendix A presents background on the resource extraction activities in the Dead Sea, including: the historical background of the Concession, the resources extracted from the Dead Sea, and the environmental issues relating to the Concession and the region;

Appendix B presents an international review of models for the allocation of natural resources extraction rights;

Appendix C presents an analysis of the potential candidates for future extraction activity (other than ICL);

Appendix D presents a theoretical analysis of alternatives for implementation of a bidding process for granting the future extraction license;

Appendix E presents an analysis of the implications of uncertainty respecting the future of the Concession during the interim period until 2030.

Based on the discussion of the above issues, the Team has formulated its recommendations, as specified below:

(B)	The Team’s recommendations: guidelines
8.	The extraction of resources from the Dead Sea carries great and substantial benefits to the Israeli economy as a whole and to southern Israel in particular. In light of this, and subject to the government’s comprehensive policy respecting the Dead Sea, the Team recommends continuing extraction of resources from the Dead Sea. This, while taking measures designed to restrict the scope of the plants’ negative environmental impact, as specified later on.

Translation from Hebrew for Convenience Purposes Only

9.	The Team recommends continuing with the model wherein the extraction of resources from the Dead Sea is carried out by a private entity. This model places the extraction of resources in the hands of an entity exposed to incentives for managerial and business efficacy, while the taxation array – including royalties and taxation, including excess profits tax – yields the government revenues that grant the public an appropriate share in the profits generated from the natural resources. Moreover, the private sector has an inherent advantage in managing complex international businesses, as compared to the government. In spite of the aforesaid, and in light of the Team’s ultimate goal, it is necessary to prepare for the possibility that under certain circumstances the government would take upon itself the resource extraction activity, as will elaborated below.
10.	The Team recommends the formulation of new conditions for the future activity of resource extraction from the Dead Sea (hereinafter: the “Future Extraction License”, “Future Operation License” or “Future Extraction Activity”). A sub-team established to formulate such new conditions shall examine the appropriate legal form for the Future Extraction Activity (i.e., through a concession, operation license, designated legislation or another form), subject to general laws. Also examined at this stage will be all legislative amendments, to the extent required, in order to regulate the Future Extraction Activity. The Future Extraction License would define, in a clear and detailed manner, the rights and obligations of the holder of extraction right, which will be an exclusive right to extract such resources, in accordance with the State’s position in connection with the natural resources. This, while relying in the knowledge and understanding accumulated over the years of Concession, and in light of the legal, economic, social and environmental developments that occurred since the drafting of the current Concession. among other things, it is recommended to limit the area in which the holder of the Future Extraction License will operate only to the areas actually necessary for operation of the plants, to limit the total amount of seawater pumped from the northern basin, to incentivize efficient use of the pumped water, to impose liability for the environmental damages caused by resource extraction activities on the holder of the Future Extraction License, to arrange the terms of sale of raw materials produced under the extraction license to Israeli consumers, etc., all in accordance with general law, including legislative amendments to the extent required. Details recommendations respecting the guidelines regarding the terms of the Future Extraction License are provided in Section (D) below.
11.	The Team recommends that the Future Extraction License is granted through a bidding process. A bid is the optimal way to maximize the value of the natural resources for the State, as well as the proper way from the public and administrative perspective of managing the State’s assets in accordance with the principle of equality. The bid will be structured in such a manner so as to allow maximum competition and minimize information disparities. The bid will be subjected to the principles of tender laws, to administrative laws, to the Law for Promotion of Competition and Reduction of Concentration, 5774-2013 in terms of competition and in terms of overall-economic concentration (which applies also to the procedure for allocation of the future concession, in whichever way it is allocated), as well as to the other relevant laws.
12.	In order to ensure that, upon conclusion of the bidding process, the Future Extraction License is given for a consideration that reflects its value, the Team recommends that before launching the bid the State determines a minimum price, which reflects a proper estimation of the value of the resources. This, among other things, also in reference to the value of the assets which the government must pay the current concession-holder under Section 24 of the concession note.

Translation from Hebrew for Convenience Purposes Only

13.	The Team recommends that in case no company offers a price that exceeds the minimum price determined by the State as the proper value of a license to extract resources from the Dead Sea, extraction activity will be passed on to operation by the State, through a legal entity established for such purpose. In order for this possibility to be viable upon conclusion of the current Concession and clear to all potential bidders in the bidding process, the basic structure of such governmental entity must be established (appointment of key officers, definition of the organizational structure, formulation of a work plan, etc.) sufficient time in advance, so that at the time of the bidding process such entity will be prepared to take upon itself that the extraction activity in case the minimum price is not received from any of the bidders. It should be emphasized that, without the mechanism for determining a minimum price and establishing a proper alternative, there is cause for concern that the State would not be able to obtain proper payment for the allocation of the extraction right. Hence, although it is the Team’s recommendation that the extraction of resources from the Dead Sea is conducted by a private entity, preparations must be made for the possibility of extraction of resources by a governmental entity. This, in order to ensure that, in any event, the rights to utilize a natural resource belonging to the public are not transferred without receiving a consideration reflecting its value.
14.	The Team recommends taking action in order to reduce, and to the extent possible eliminate altogether, the current uncertainty respecting the future of the Dead Sea concession. the concession-holder is making investments amounting to hundreds of millions of shekels every year, many of these being long-term investments; the uncertainty surrounding the end of the concession period gives rise to concerns respecting the economic incentive of the concession-holder to make investments and forward-looking activities in general (e.g., preventive maintenance).
15.	In light of the aforesaid, the Team recommends that the State takes action to reduce the uncertainty and to limit the concession-holder’s ability to act not in the interest of the Concession. For this purpose, it is recommended to establish a sub-team whose purpose would be to ensure that the concession-holder fulfills its obligation to act with proper diligence – an obligation provided in the concession note and stemming from the general law applying to concession-holders.[6] Among other things, the State must also exercise, for such purpose, its rights by virtue of the special state share, which allow it to receive information from the concession-holder, for purposes of overseeing the efficient development and utilization of the minerals and natural resources.[7] Action must also be taken to ensure the smooth transfer of the assets unto the new concession-holder (insofar it differs from the current concession-holder).

_________________

6 See AdminApp 4011/05 Dagesh Foreign Trade (Shipping) Ltd. v. Ports Authority (Israel Ports Development and Assets Ltd.), para. 46 of the judgment of Hon. Justice Procaccia (published on Nevo, February 11, 2008): “…the holder of a concession is obligated to treat the operating right entrusted to him in faith toward the public; a corresponding duty applies to the public authority, to ensure that such obligation is fulfilled by the concession-holder.” See also: D. Barak-Erez, “Public Justice and Private Justice – Boundaries and Reciprocal Effects” Law and Government 5, 95, 115 (2000).

7 Article 8(b)(4) and Article 8(b)(8)(b) of ICL’s Articles of Association.

Translation from Hebrew for Convenience Purposes Only

16.	In addition, an attempt must be made to eliminate the uncertainty altogether, by bringing forward the conclusion of the concession period and launch of a bidding process for allocation of the Future Extraction License, based on an agreement with the current concession-holder. As part of implementing such a step compensation to ICL must be determined due to the remaining Concession years until 2030. It appears that the format of the bidding process should be similar to the format described above, including the determination of a minimum price and a mechanism that ensures such minimum price, e.g. through establishment of a governmental entity that shall take upon itself the extraction activity in case such price is not achieved through the bidding process. The advantages of this alternative for the State are: elimination of the uncertainty regarding the future of resource extraction already in the coming years, and bringing forward the implementation of improved extraction conditions; this, while the allocation of future extraction rights is done by way of a bidding process, and giving various players the opportunity to take part in such process. For ICL, there is a clear advantage in the elimination of the uncertainty, which hinders business activity, discourages potential investors and restricts commercial development.
17.	As aforesaid, the State should persistently seek to bring forward the bidding process. To the extent that this is not possible, the State must revisit the alternatives available to it. At the same time, the State must prepare to closely supervise ICL’s activity in order to ensure that it is operating adequately to preserve and develop the natural resources. In case such supervisory measures are insufficient, further consideration would be required and other possibilities should be examined in order to ensure the public interest and safeguard the public’s natural resources.
18.

In any event, it must be made certain that preparations are made to implement a bidding process for the allocation of the Future Extraction License toward the end of the current concession period (in 2030 or earlier), sufficient time in advance. This, among other things, in light of the lessons drawn in recent years in other cases wherein concession periods have come to an end. Prior to such bidding process a minimum price should be determined as aforesaid, and an effective mechanism should be put in place to ensure the achievement of such price at the least, such as transferring extraction activities to the management of the State.

(C)	The Team’s recommendations: required government actions
In order to implement the principles and advance the preferred alternative as described above, the government must address, as soon as possible, several issues. These issues should be addressed by several sub-teams led by the Accountant General in the Ministry of Finance, in collaboration with the Budget Division and Legal Division in the Ministry of Finance, the Ministry of Environmental Protection, the Ministry of Justice, the Ministry of Economy, the Ministry of Energy and the Israel Tax Authority, in accordance with the issue and as necessary:
19.	Drafting the Future Extraction License – based on the guidelines specified herein, and in consideration of the appropriate legal means for such purpose.
20.	Planning the bidding process – in order to allocate the concession through a bid, it is necessary to formulate the most effective competitive process, which acts to minimize ICL’s information advantage. Within this framework, a detailed legal opinion must be prepared in support of the bidding process, according to the principles of tender laws, as well as other relevant laws, including international aspects.

Translation from Hebrew for Convenience Purposes Only

21.	Determining the minimum price – in order to ensure receiving a proper price for the allocation of natural resource extraction rights, a minimum price must be set to ensure that such rights are not given to a private company for a price that does not reflect the value of the resources. This, among other things, while referring to the value of the assets which the government must pay the current concession-holder as provided in Section 24 of the concession note.
22.	Preparation for operation of extraction activities by the State, in order to ensure an alternative in case the minimum price is not offered – the Team recommends that in case no bidder offers the minimum price, extraction activity will be transferred to operation by State, through a legal entity established for such purpose. The Team recommends to establish a skeleton of such governmental entity (including appointment of key officers, definition of the corporation’s structure, formulation of a work plan, etc.) sufficient time in advance, so that at the time of the bidding process such entity will be prepared to take upon itself that the extraction activity, and constitute a proper alternative in case the minimum price is not received from any other party. It should be emphasized that, although it is the Team’s recommendation that the extraction of resources is conducted by a private entity, preparations must be made also for the possibility of a governmental entity carrying out such activity, in order to ensure that the rights to the natural resources are not transferred to a private company without receiving a consideration reflecting their value.
23.	Bringing forward the bidding process and eliminating the uncertainty regarding the future of resource extraction from the Dead Sea – the Team recommends considering the alternatives for arrangement of the future of resource extraction already in the next few years. The preferred alternative in this context is, as aforesaid, bringing forward the conclusion of the concession period and launching a bidding process for allocation of future extraction rights, based on an agreement with ICL. This would require resolving complex issues vis-à-vis ICL, including the value of the tangible assets referred to in Section 24 of the current concession note. In order to examine and resolve these matters the Team recommends establishing a sub-team to communicate with ICL and examine the feasibility of this alternative, and formulate all details of the mechanism for implementation thereof.
24.

Establishment of the mechanism for approval of investments in the final ten years of the concession period and oversight of ICL’s activity, in order to ensure that it is operating adequately to preserve and develop the natural resources. In case it turns out that bringing forward the bidding process is not possible. The alternatives must be revisited. In such a case, a mechanism must be established for the years remaining until 2030, in light of ICL’s obligation to obtain government approvals for new investments under Section 24 of the concession note. This mechanism, alongside other mechanisms formulated by the sub-team, would allow the State to ascertain that ICL is fulfilling its obligations and ensuring proper maintenance and efficient utilization of the resources until such the expiration of the Concession. Approval for investment is actually required only as of 2020, but preparations must commence sufficient time in advance including the forming of clear procedures and criteria for approval of investments, and addressing the issue of maintenance.

(D)	The Team’s recommendations: key issues in the Future Resource Extraction License

Translation from Hebrew for Convenience Purposes Only

The Team recommends that, as part of the regulation of rights for Future Resource Extraction, the following key issues are resolved. It would be emphasized that the following is not an exhaustive list of the issues that must be addressed within the drafting of the Future Operation License, and that these recommendations do not restrict those engaging in formulating the conditions of Future Extraction Activities, who would be authorized to discuss all the matters arising.

As aforesaid, as part of the formulation of such new conditions, examination will be made of the most suitable legal form for the regulation of the Future Extraction Activity under the unique circumstances of the natural resources in the Dead Sea. Such regulations may be through a concession, an operation or extraction license, designated legislation or another form. Such Future Activity will be performed subject to general laws, alongside examination of legislative amendments, to the extent required, in accordance with the conditions provided in the Extraction License and the rights allocated.

I.	Allocation of the rights to extract resources as a whole. In light of the advantages stemming from the existence of synergies in the extraction of the various resources, and the ability to perform optimization between various stages of the production process (management of the ponds and production plants), the Team’s recommendation is to grant a single license for the extraction of all resources from the Dead Sea (excluding a defined list of resources excluded from it, as described below), while such license would grant the license-holder an exclusive right to extract such resources. Breaking down the rights into separate segments is expected to decrease the total value of the resource, and thus should be avoided.
II.

Area of operations. When granting the new extraction rights, it is necessary to examine the area of operations and limit is so as to include only areas which are in fact required for the plants’ operation, while setting limits on the use of land; in particular, it is necessary to exclude from the Future Extraction License any rights relating to areas included in the current concession and used for other purposes, such as settlements, business activity unrelated to the plants (e.g. tourist activities or activities for the extraction of materials used in the cosmetics industry), as well as areas with unique environmental value. At the same time, the recommends leaving the responsibility for drainage and the prevention of flood damages in the hands of the future extraction rights-holder, in light of the great value of the assets vis-à-vis the palpable danger of floods in the region; transferring responsibility in this matter to an external entity, which is incapable of performing the cost-effectiveness analyses in terms of investing in flood prevention measures as compared to the potential damage to the plants, may undermine the value of the assets. Therefore, the Extraction License must also regulate the areas in which facilities and infrastructures designed to drain and prevent flood damages are located (as well as areas which are expected to be required for the construction of such facilities in the future). It is necessary to ascertain that all drainage activities are performed in full coordination with all relevant entities.

It would be clarified that areas used (or which may be used in the future) for the extraction of streambed materials or groundwater drilling do not constitute, in and of themselves, areas required for the purpose of resource extraction activity. It is therefore recommended not to include any rights to such areas in the Future Extraction License. To the extent that raw materials and the extraction of groundwater are required, these will be regulated by general laws.

Translation from Hebrew for Convenience Purposes Only

III.	Mount Sodom. Mount Sodom, which is included in the area of the current Concession, contains mineral deposits that may potentially be mined for potash. To date, this possibility has not been utilized, in light of the lack of economic feasibility. In light of the unique environmental value of this locale, it is suggested not to include the rights to extract minerals from Mount Sodom in the Future Extraction License. To the extent that economic feasibility exists in the future with respect to resource extraction at the site, the promotion of resource extraction there can be considered in the future in accordance with general laws, including planning and building laws.
IV.

Restriction of the total quantity of water pumped (net) from the northern basin. The pumping of water from the northern basin is one of the causes, though currently not the main cause, for the decreasing water levels in the Dead Sea. Hence, it is suggested that as part of the regulation of conditions for Future Extraction Activity, and in accordance with water laws, a maximum is set for the net annual pumped quantity. The purpose of such maximum is to reflect a balance between the great economic value found in the continued operation of the plants, and the desire to limit the scope of their adverse environmental impact. On April 14, 2018 a government resolution was passed for addressing the Dead Sea region, wherein it was decided, among other things, to establish an inter-ministry team to formulate the government’s long-term policy respecting the future of the region, including in connection with the water level in the northern basin.[8] Thus, setting a maximum for the total quantity pumped as part of the Future Extraction License must be in coordination with the government’s policy respecting the Dead Sea region in general.[9]

It is recommended to determine this maximum in reference to the pumping average over several years (3-5), in order to allow a certain measure of operational flexibility on the single year level (that is, the ability to pump beyond the maximum in a given year while “compensating” by pumping less than the maximum in the following years).

V.	Mechanism incentivizing efficient use of water. In addition to setting a maximum limit on the total quantity pumped annual, the Team recommends establishing an economic incentive encouraging the future extractor for efficient use of the pumped water, thus reflecting the effects of pumping of water from the northern basin and its contribution to decreasing its water level and the harm to the environment. This, in accordance with water laws and in coordination with the governmental Water and Sewage Authority (the “Water Authority”). For this purpose, it must be ascertained that the Future Extraction License includes regulations of the extractor’s duty to provide detailed reports regarding the water quantities pumped from and discharged back the Dead Sea. It would be emphasized that the purpose of such incentive is not to increase the State’s revenues.

___________________

8 Government Resolution no. 3742, “Aid to Settlements and Municipalities in the Dead Sea Region in Coping with the Damages of Sinkholes and Amendment of Government Resolution”, Section 6.

9 As a rule, it is proposed that the maximal level is based on the average scope of pumping in recent years, since the completion of construction of the buffer in the northern bank of pond no. 5 and until the time of formulation of this document, in a manner that would allow continuation of extraction at the current levels.

Translation from Hebrew for Convenience Purposes Only

VI.	Implementation of the harvest project. It is recommended that the Future Extraction License clearly and explicitly defines the issue of the extractor’s responsibility for the implementation of the harvest project throughout the entire period of its operation. This issue has heretofore been regulated under Government Resolution no. 4060, under the agreement entered by the government and DSW and also in national infrastructure plan NIP 35A. it is necessary to ensure that the salt harvest issue finds expression in the Future Extraction License – while detailing the undertakings and responsibility of the license-holder, as well as the reliefs and sanctions available to the State in case the extractor violates its undertakings. It would be emphasized that this section refers to all stages of the project – from the harvesting of salt from the evaporation ponds and until the sedimentation of the salt in the northern basin of the Dead Sea.
VII.	Setting a minimum level for the height and depth of the ponds. In light of the fact that pond no. 5 is the foundation of the hotel compound in the southern basin of the Dead Sea – it is suggested to examine, subject to planning and building laws and to planning proceedings, the inclusion of a minimum level for the height and depth of the ponds within the Future Extraction License, in order to safeguard the touristic activities at the compound. It is recommended to determine that deviation from the set minimum constitutes a substantial breach of the terms of the Future Extraction License.
VIII.	Regulation of the plants’ use of groundwater. The Dead Sea plants use a large quantity of groundwater pumped within the area of the current Concession. As part of the allocation of future extraction rights this issue must be clarified in a clear manner including all aspects thereof, in accordance with the Water Law and generals laws. First, as aforesaid, areas used for groundwater drilling will not be considered, in and of themselves, areas required for the purpose of resource extraction, and shall therefore not be included in the framework of the Future Extraction License. Second, such drilling must be subjected to the water laws applicable throughout the country in connection with water drillings serving a water source for industrial activity, including the imposition of a water extraction fee. Third, as the Future Extraction License is expected, as aforesaid, not to include water drilling areas, and also in consideration of the fact that water in the existing drillings may be exhausted in the future, thus requiring water supply from other sources, it is necessary to consider how to prepare for such an eventuality.
IX.	Application of planning laws and environmental protection laws. For the removal of all doubt it would be emphasized the activity for the extraction of resources from the Dead Sea is similar to all other industrial activities, and the Future Extraction License must ensure that such activity is subjected to all laws, including the planning and building laws and environmental protection laws.

Translation from Hebrew for Convenience Purposes Only

X.

Prevention of future environmental hazards and examining the possibility of addressing existing hazards. The area of the Concession currently contains various waste and pollution hazards. A prominent example is the “salt mountain” – a salt waste pile currently covering an area of 400,000 square meters and rising to the height of 24 meters. As part of the allocation of future extraction rights it is proposed to clearly define the responsibility of the new extraction rights-holder with respect to all environmental hazards caused within the scope of its responsibility, including the responsibility to remove, to rectify and to restore hazards, without derogating from the provisions of any law. It is recommended to consider, as part of the preparation of the Future Extraction License, the reliefs and sanctions available to the State in case of violation of these undertakings, in addition to the powers given to the State by virtue of environmental and other laws.

With respect to the existing environmental hazards, the Ministry of Environmental Protection should lead a comprehensive examination, from an inclusive governmental perspective, toward the end of the concession period, of regulatory obligations to restore unaddressed past hazards by the current concession-holder. This, in order to prevent a situation wherein the Concession is transferred to an alternative concession-holder or to the State with hazards, which law requires be addressed by the current concession-holder, in a manner that may undermine the value of the future resource.

In case it is discovered the Concession area contains hazards which, according to such examination, the current concession-holder is not liable to address, it is suggested to consider whether the addressing thereof can be advanced within the framework of allocation of the future extraction rights, while it stands to reason that any cost imposed on the new concession-holder in this context would be reduced from the value of the extraction rights as expressed in the bid made in the bidding process.

XI.	Examination of rights to extract materials for the cosmetics industry. The current Concession refers to all resources in the area defined in the concession note, excluding a list of resources explicitly excluded therefrom (such as oil and gold). When allocating the Future Extraction License, it is necessary to consider whether there are other resources that should be extracted from it – particularly, materials extracted for purposes of the cosmetics industry. First, it should be considered whether there is cause to exclude the rights in the materials used in the cosmetics industry from the extraction rights, as part of the reduction of the extraction area so as to include only the areas actually used by the plants, as discussed above. In case it turns out that there is no such possibility (i.e., that the areas used for the cosmetics industry are the same ones used by Dead Sea plants), it would be necessary to consider excluding the materials used in this industry from the extraction rights, as they do not pertain to the core of the of the resource extraction activity – and granting the rights in such materials to the holder of future extraction rights could undermine both the possibility of such industry’s development and the ability to properly regulate it. It would be clarified that in case such minerals are excluded from the purview of the Extraction License as aforesaid, the extraction thereof would be regulated according to the Planning and Building Law and the Mines Ordinance. In addition, procedures must be made clear with respect to coordination of activities within the extraction area between the holder of extraction rights and other users.

Translation from Hebrew for Convenience Purposes Only

XII.

Duration of the Future Extraction License. When drafting the Future Extraction License it would be necessary to define its duration; the Team’s recommendation is that such License is granted for a period of 30-40 years, while the exact duration is to be determined by the sub-team. The resource extraction activity is a high-investment activity, with some of these investments being long-term investments spanning numerous decades; for example, certain assets, and particularly dikes and ponds, are depreciated according to a lifespan of 40 years.[10] Moreover, these investments are required continuously throughout the entire period of the License – that is, they are not concentrated solely in the beginning thereof. As these are costly investments, they also require a lengthy return period. Therefore, the duration of the Future License should be long enough so as to allow the entrepreneur to make such investments with the certainty of being able to reap their fruits. Furthermore, the years preceding the expiration of the extraction rights are characterized by structural difficulties relating to the incentives to take forward-looking actions, in manner that also undermines the value of the resources, and it is therefore advisable to minimize the frequency of such periods. In light of all of the foregoing, its proposed to determine, as aforesaid, the allocation of extraction rights for a period of approximately 30-40 years, which would afford the right-holder certainty for a sufficient period so as to maximize the value of the Concession.

Notwithstanding, substantial terms – especially in environmental aspects – must be explicitly defined, the violation thereof on the part of the Future Extraction License holder or a drastic change therein could entail clear reliefs, and in extreme cases, revocation of the License and return thereof unto the State.

XIII.	Setting a minimum level of potash production. The purpose of this condition is twofold – first to ensure that in case of a substantial and continuous managerial-operational failure on the part of the new extraction right holder, expressed in a substantial decline in production capacity, the State will have the means to demand the return such rights to its own hands. Second, to limit the injury caused to the State’s revenues by such conduct of a license-holder that constitutes a decrease in production due to cartelistic considerations of supporting higher global potash prices. In general, the position of the Team is that the likelihood of such considerations having a material effect is limited, in light of the low production costs of potash in the Dead Sea; thus, the Team’s position is that there is no reason to disqualify certain companies from taking part in the bidding process on the background of such concerns. However, for the sake of caution, in order to ensure that even if such a situation arises, the injury to State revenues remains limited – it is proposed, as aforesaid, to set a minimum for the production of potash. It is suggested to set such minimum at a level lower that the current rate of production, in order to allow for operational flexibility, and for the ability to adjust the scope of extraction even in case of a decline in potash prices. In extreme cases, further decrease of such minimal level should also be permitted, with the approval of the Minister of finance.
XIV.	Sale of raw materials to domestic consumers. It is recommended, as part of the future allocation of rights, to regulate the terms of sale of the extracted raw materials to consumers in Israel. This, in order to serve the Israeli economy and also to establish a framework that would allow certainty respecting the continued operation of ICL’s downstream plants also in the event that future extraction rights are awarded to another company.

___________________

10 See ICL’s financial statement for 2017, Note 3\D(3).

Translation from Hebrew for Convenience Purposes Only

XV.	Modification of the royalty structure. According to the current Concession, the Dead Sea plants pay royalties both for the raw materials extracted from the Dead Sea and for downstream products produced based on such raw materials. The experience accumulated in the course of the current concession period indicates that the collection of royalties and manner of calculation thereof with respect to downstream products is complex, and tends to become a point of friction between the State and the concession-holder – an issue illustrated by the arbitration process in this matter which has been going on for several years. Thus, it is proposed to consider the possibility of applying a simpler mechanism, while preserving the same overall level of State revenues (the “Government Take”). The royalties should be imposed, as far as possible, without any deductible reductions other than the international shipping component.
XVI.	Regulation of the conclusion of the license period. Generally speaking, it is not necessary to provide any compensation of payment to a concession-holder upon conclusion of the license period; however, as it is in the State’s interest to reduce as much as possible the adverse implications of the uncertainty toward the end of the concession period, it is advisable to consider a compensation mechanism that may aid in achieving such goal. It is inherently difficult to determine in advance a mechanism whose actual implementation would only be carried out several decades into the future, and such a determination might also cause unforeseen difficulties for the State. It is therefore suggested to allow the State flexibility to determine the details of such future mechanism closer to the end of such period – for instance, 10-15 years prior to its conclusion.
XVII.	Duty to report economic and engineering data and extraordinary events to the government. It is recommended to include in the future extraction conditions reporting duties that would require the resource extractor to report to the government about economic, financial and engineering data pertaining to the Extraction Activity and related activity, inclusive of fixed periodic reports and reports provided in response to specific requests made by the government. Such data would allow the government to closely supervise the Extraction Activity, and facilitate the preparation of the bidding process respecting future periods. Particular emphasis is given to the duty to report the scope of water pumping from the northern basin and the scope of water discharged back into the Sea upon completion of the extraction process. Another physical datum that should be considered is a constant and routine monitoring regarding the physical condition of the dikes delineating the evaporation ponds (and the level of leaks occurring through them).
XVIII.	Government actions required respecting the Dead Sea Concession and the international obligations of the State of Israel. The activity for extraction of resources from the Dead Sea is an economic activity having diverse international aspects. On this background, as part of the planning and implementation of all governmental actions in this matter, special attention must be given to the relevant obligations of the State of Israel on the international level, including its obligations in the field of international economic law.